CONFIDENTIAL TREATMENT REQUESTED BY THE LGL GROUP, INC.
PURSUANT TO 17 C.F.R. § 200.83

August 26, 2011

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          The LGL Group, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 24, 2011
Form 10-Q for the period ended March 31, 2011
Filed May 16, 2011
File No. 001-00106

Dear Mr. James:

I am the Chief Accounting Officer of The LGL Group, Inc. (the “Company,” “LGL,” “we,” “our,” or “us”), and I am responding on its behalf to your letter, dated August 2, 2011, containing comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2011, and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed with the Commission on May 16, 2011.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

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CONFIDENTIAL TREATMENT REQUESTED BY THE LGL GROUP, INC.
PURSUANT TO 17 C.F.R. § 200.83

For your reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Please find our responses to the Commission’s comments below.  For ease of reference, our responses are numbered to correspond to the numbering of the comments in your letter and the comments are reproduced in italicized form below.

Form 10-K for the Year ended December 31, 2010

Item 11. Executive Compensation, page 30

1.	Please tell us why page 31 of this filing and page 14 of your definitive proxy statement filed July 7, 2011 disclose different base salaries under Mr. Anderson’s current employment agreement.

Effective on July 2, 2009, the Company entered into an employment agreement with Gregory P. Anderson to serve as the Company’s President and Chief Executive Officer (the “Anderson Employment Agreement”), which provided for an annual base salary of $170,000.  On December 15, 2010, as permitted by the Anderson Employment Agreement, the Company’s Board of Directors raised Mr. Anderson’s annual base salary to $200,000, effective January 1, 2011.  The description of Mr. Anderson’s annual base salary in the 2010 10-K should have also included a description of this increase effective after the end of the Company’s fiscal year.  Mr. Anderson’s then-current annual base salary was stated correctly as $200,000 in the Company’s definitive proxy statement, filed with the Commission on July 7, 2011 (the “2011 Annual Meeting Proxy”).

The Company and its management take seriously their responsibility for the accuracy and the adequacy of the disclosure in the Company’s filings with the Commission.  Since the Company’s receipt of the Commission’s comment letter, the Company has reviewed the executive compensation disclosure made in the 2010 10-K and the 2011 Annual Meeting Proxy and has not discovered other errors.  Additionally, the Company has reviewed its accounting for Mr. Anderson’s salary in the Company’s financial statements for the quarters ended March 31, 2011 and June 30, 2011, and has concluded that Mr. Anderson’s annual base salary has been properly accounted for in such financial statements.

Based on the foregoing, and because the disclosure regarding Mr. Anderson’s then-current annual base salary in the 2010 10-K has been superseded by the more recent disclosure of his then-current annual base salary in the 2011 Annual Meeting Proxy (which was widely circulated to stockholders and is available electronically in multiple locations), and because of the relatively small dollar amount involved, the Company does not believe that the abovementioned error is material and does not believe that a corrective filing is required.

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CONFIDENTIAL TREATMENT REQUESTED BY THE LGL GROUP, INC.
PURSUANT TO 17 C.F.R. § 200.83

The Company believes that its failure to uncover the abovementioned omission of the increase in Mr. Anderson’s base salary effective January 1, 2011 from the 2010 10-K prior to its filing with the Commission was an isolated incident, and does not believe it necessary to reassess the Company’s disclosure controls and procedures as of the end of the period covered by the 2010 10-K, or any other periods, as a result of the discovery of this error.

Financial Statements, page 41

A. Accounting and Reporting Policies, page 45

Revenue Recognition, page 48

2.
We note from your response to our prior comment 1 that you offer a limited right of return and authorized price protection provisions in your agreements with certain distributors. To help us better understand your revenue recognition policy for those arrangements where you provide price protection provisions, please address the following:

•	Provide us with the terms of your price protection provisions.
•	Tell us, for each year presented in your financial statements, the amount of revenue recognized for transactions that included these price protection provisions.
•	Provide a detailed explanation of how you meet the fixed or determinable sales price criteria prescribed by SAB Topic 13A.4

The Company currently has distribution agreements with four distributors that include price protection provisions.  The total amount of revenue recognized under these agreements was $[***] and $[***] for the years ended December 31, 2010 and 2009, respectively.  Since the Company entered into the earliest of these distributor agreements in 1997, the Company has never made any payments under the price protection provisions.  Based on this historical experience, the Company has determined a price protection reserve against revenue for those distributors to be unnecessary.  The Company will continue to evaluate the need for a price protection reserve on a quarterly basis.

Additional detail regarding the price protection provisions of these agreements is provided below (although we do not identify the distributors by name):

1)  Distributor A

▪	Date of agreement: [***]

▪	2010 and 2009 revenues under agreement: [***]

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CONFIDENTIAL TREATMENT REQUESTED BY THE LGL GROUP, INC.
PURSUANT TO 17 C.F.R. § 200.83

▪	Trigger for price protection right: Price decrease in product(s) carried in Distributor’s inventory; claim for credit must be initiated by Distributor

▪	Duration of price protection right: 30 calendar days after price decrease for items held in Distributor’s inventory

▪	Claims paid under price protection provision since entry into agreement: none

2)  Distributor B

▪	Date of agreement: [***]

▪	2010 and 2009 revenues under agreement: [***]

▪	Trigger for price protection right: Price decrease in product(s) carried in Distributor’s inventory; claim for credit must be initiated by Distributor

▪
Duration of price protection right:  30 days following the later of the effective date of price decrease or the date Distributor actually receives notice thereof for the items held in Distributor’s inventory

▪	Claims paid under price protection provision since entry into agreement: none

3)  Distributor C

▪	Date of agreement: [***]

▪	2010 and 2009 revenues under agreement: [***]

▪	Trigger for price protection right: Price decrease in standard product(s) carried in Distributor’s inventory; claim for credit must be initiated by Distributor

▪	Duration of price protection right: 30 days following the date Distributor receives notice of the price decrease for the items held in Distributor’s inventory

▪	Claims paid under price protection provision since entry into agreement: none

4)  Distributor D

▪	Date of agreement: [***]

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CONFIDENTIAL TREATMENT REQUESTED BY THE LGL GROUP, INC.
PURSUANT TO 17 C.F.R. § 200.83

▪	2010 and 2009 revenues under agreement: [***]

▪	Trigger for price protection right: Price decrease in product(s) carried in Distributor’s inventory; claim for credit must be initiated by Distributor

▪	Duration of price protection right: 30 days following the effective date of price decrease for items held in Distributor’s inventory

▪	Claims paid under price protection provision since entry into agreement: none

The Company’s revenue cycle begins with acceptance of a firm purchase order that is executed for each transaction and under which the Company and the customer agree on a fixed price for specific items and quantities.  Revenue is then recognized once those products have been shipped and custody passes to the customer.  As such, price in these transactions meets the fundamental definition of “fixed and determinable” without explanation or analogy to the examples provided in Staff Accounting Bulletin (“SAB”) Topic 13A.4.  Further, our recognition of revenue meets the criteria provided in Accounting Standards Codification (“ASC”) Topic 605-15-25-1 as noted below:

•
our price to the buyer is determinable since the price is fixed on the date we accept a purchase order from the customer, and as we have never received a claim for reimbursement under the price protection provisions of our distributor agreements and anticipate that future claims, if any, will be de minimis, we have determined that no adjustment to the price is necessary;

•	the buyer is obligated to pay us and such payment is not contingent on resale of the product by the buyer;
•	the buyer’s obligation does not change in the event of theft or physical destruction or damage to the product;
•	the buyer has economic substance separate from us as each Distributor is a separate, distinct and independent business with its own infrastructure and operations;
•	there are no obligations for future performance; and
•	the amount of returns or credit for price protection can be reasonably estimated (our current estimate is $0).

In addition, the Company has also considered the guidance provided in ASC Topic 605-15-25-3 as described below.

a.
The price protection provisions apply only to those products which are considered to be “standard,” meaning that they are not a custom design for a specific customer and may be used by other customers.

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CONFIDENTIAL TREATMENT REQUESTED BY THE LGL GROUP, INC.
PURSUANT TO 17 C.F.R. § 200.83

Further, while obsolescence and changes in demand are possible for these products, demand for products by the distributor is primarily driven by orders from their end customers, reducing the likelihood that parts will be returned because of obsolescence.
b.	The Company offers a warranty of one year, which is standard for our industry.
c.
The Company has more than 13 years of relevant historical experience with providing price protection provisions for these types of products and arrangements, on which we base our analysis as to whether there is a need for a price protection reserve with respect to each agreement with price protection provisions.  We review actual experience quarterly.

d.	There is a large volume of relatively homogeneous transactions for our standard products.

Based on the detail information provided and our consideration of the applicable guidance provided in ASC Topic 605-15-25 and SAB Topic 13A.4, the Company believes recognition of revenue under our distribution agreements with price protection provisions upon shipment to the distributor is reasonable and appropriate.

The Company has requested confidential treatment for the amount of its revenues from its distributors with whom the Company has distribution agreements that include price protection provisions, and for the dates of such agreements, because the Company believes the disclosure of such information would result in competitive harm to the Company.  Public disclosure of such information would allow our competitors to determine the percentage of the Company’s revenues derived from distribution arrangements, providing them with competitive information regarding our business model and cost structure.  Additionally, such information may allow our competitors and our distributors to determine the identity of our distributors and the relative importance of individual distributors to our business.  As our relationships with distributors are not exclusive and our competitors have relationships with our distributors, this knowledge would enable our competitors to unfairly compete with us with respect to distribution relationships and put us at a competitive disadvantage in negotiations with current and future distributors.

3.
Additionally, we note from your response to our prior comment 1 that you recognize revenue when, among other met conditions, the “seller’s price to the buyer is substantially fixed or determinable at the date of sales.” Please address the following:

•	Tell us what you mean by “substantially fixed” and provide us an example of an arrangement with a substantially fixed or determinable price as compared to one with a fixed or determinable price.
•	Explain to us in detail how this “substantially fixed or determinable” condition meets the criteria outlined in SAB Topic 13A.4
•	Quantify for us the amount of revenue recognized for each transaction where you determined that the seller’s price to the buyer was substantially fixed or determinable at the date of sale.
•	For each fiscal year presented, tell us the amount of revenue you recognized from transactions with substantially fixed or determinable prices.

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CONFIDENTIAL TREATMENT REQUESTED BY THE LGL GROUP, INC.
PURSUANT TO 17 C.F.R. § 200.83

In our response to comment 1 in the Commission’s letter dated June 23, 2011, the Company used the phrase “substantially fixed” within the meaning of ASC Topic 605-15-25-1a, Revenue Recognition for Sales of Product when Right of Return Exists.  As discussed in our response to comment 2 above, our price to the buyer is fixed and determined prior to shipment of the product and therefore prior to its recognition as revenue.  Therefore, the relevant inquiry for the Company is when the price is “fixed”, rather than “substantially fixed”, and the Commission’s questions in comment 2 above regarding the meaning and implications of the phrase “substantially fixed” are not applicable.

Our description of our conditions for revenue recognition in our future filings will be consistent with our response to comment 2 above and will not include the phrase “substantially fixed”.  Our Quarterly Report on Form 10-Q for the period ended June 30, 2011, filed with the Commission on August 12, 2011, as amended (the “Second Quarter 2011 10-Q”), used the adjusted language, which is set forth below.

“The Company recognizes revenue from the sale of its product in accordance with the criteria in ASC 605, Revenue Recognition, which are:

•	persuasive evidence that an arrangement exists;
•	delivery has occurred;
•	the seller’s price to the buyer is fixed and determinable; and
•	collectability is reasonably assured.

The Company meets these conditions upon shipment because title and risk of loss passes to the customer at that time.  However, the Company offers a limited right of return and/or authorized price protection provisions in its agreements with certain electronic component distributors who resell the Company’s products to original equipment manufacturers or electronic manufacturing services companies.  As a result, the Company estimates and records a reserve for future returns and other charges against revenue at the time of shipment consistent with the terms of sale. The reserve is estimated based on historical experience with each respective distributor.  Since inception of these agreements and to date, the Company has not been required to perform under the authorized price protection provisions and therefore has not established a reserve for this purpose.

The Company recognizes revenue related to transactions with a right of return and/or authorized price protection provisions when the following conditions are met:

•	seller’s price to the buyer is fixed or determinable at the date of sale;
•	buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;

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CONFIDENTIAL TREATMENT REQUESTED BY THE LGL GROUP, INC.
PURSUANT TO 17 C.F.R. § 200.83

•	buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;
•	buyer acquiring the product for resale has economic substance apart from that provided by the seller;
•	seller does not have obligations for future performance; and
•	the amount of future returns can be reasonably estimated.”

4.
Also, we note from your proposed disclosure in response to prior comment 1 that you recognize revenue when, among other met conditions, the seller “does not have significant obligations for future performance to directly bring about resale of the product by the buyer.” Please explain to us in detail how this condition meets the criteria outlined in SAB Topic 13A.3. Describe to us the obligations that had not been performed at the time of revenue recognition and explain why you believe these obligations are either inconsequential or perfunctory obligations.

Similar to our response to comment 3 above, the Company used the phrase “significant obligations” within the meaning of ASC Topic 605-15-25-1e.  As discussed in our response to comment 2 above, the Company does not recognize revenue until it has no obligations for future performance, and therefore meets the criteria outlined in SAB Topic 13A.3 without exception.

Our description of our conditions for revenue recognition in our future filings will be consistent with our response to comment 1 above and will not include the phrase “significant obligations”.  Our Second Quarter 2011 10-Q used the adjusted language.  Please see our response to comment 3 above for the language included in our Second Quarter 2011 10-Q.

*     *     *     *     *

We would be pleased to answer any questions you may have with regard to our responses.  Please contact me directly at (407) 298-2000 x 2144 if you have any questions.  Thank you for your assistance.

Sincerely,

/s/ R. LaDuane Clifton

R. LaDuane Clifton, CPA
Chief Accounting Officer

cc:  Jack Cadden, McGladrey & Pullen LLP
Mark A. Spelker, J.H. Cohn LLP
Paul Kaminski, Audit Committee Chair, The LGL Group, Inc.
David Adler, Olshan Grundman Frome Rosenzweig & Wolosky LLP